[Baker & Hostetler LLP Letterhead]

July 13, 2006

Ms. Donna Levy
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:
Uranium Resources, Inc.
Form S-1
Filed May 10, 2006
File No. 333-133960

Dear Ms. Levy:

        This letter is in response to the Division's comment letter dated June 9, 2006 ("Comment Letter"), received by Uranium Resources, Inc. (the "Company") regarding the Company's Registration Statement on Form S-1, filed May 10, 2006. A copy of the numbered paragraphs of that letter is attached hereto. The paragraph references below are to the corresponding numbered paragraphs of such letter.

        The responses to the Comment Letter are as follows:

Paragraph of Comment Letter	Response
1.	Your request we update the document as indicated in Rule 3-01 of Regulation S-K and in general update our disclosure throughout the document.
We make the requested revisions including updating our financial statements and Management's Discussion and Analysis pursuant to Rule 3-01 of Regulation S-K to include first quarter 2006 disclosure.

We also make general updates to the document. Updates to the "Selling Stockholders Table" results in a reduction of the maximum number of shares to be sold pursuant to this offering by selling stockholders from 31,124,408 shares to 16,895,994 shares.
2.
In the Comment Letter you request we revise the "Calculation of Registration Fee Table" to show that we are registering 31,134,408 shares of common stock and add a footnote that provides the number of shares of common stock that are being carried over from the previously-filed registration statements on Form SB-2.
We revise footnote number 3 to the "Calculation of Registration Fee Table" to include the number of shares registered in previously-filed registration statements on Form SB-2.

We do not revise the "Calculation of Registration Fee Table" to show that we are registering 31,124,408 shares as recommended in the Comment Letter. Pursuant to our telephone discussion on June 28, 2006, we clarified that 10,506,316 new shares are being registered on Form S-1, not 31,124,408 new shares. Based on this discussion, you suggest we include a statement in footnote number 3 which notes that 10,506,316 new shares are being registered on Form S-1. We revise footnote number 3 accordingly.
3.	Pursuant to your recommendation, we delete from the document our incorporation by reference of subsequent filings made by the Company.
4.	In the Comment Letter you request we provide an analysis to support our conclusion that that the Company is eligible to incorporate certain documents by reference.

The Company is eligible to incorporate by reference by complying with General Instruction VII to Form S-1. Prior to the filing of the registration statement on Form S-1 the Company was subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), has filed all reports and other materials required to be filed by Section 13(a), 14 or 15(d) of the Exchange Act during the preceding last 12 months, has filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year and makes its periodic report and current reports filed pursuant to Section 13 or Section 15(d) of the Exchange Act available and accessible on its Web site (www.uraniumresources.com).
5.	In the Comment Letter you ask us to describe the transactions in which each of the selling stockholders obtained the shares being registered for resale.

We discussed this issue in our telephone conference on June 28, 2006, and pursuant to this discussion, we revise the introductory language to the "Selling Stockholders Table" to state that the shares listed in the table were issued (1) in connection with the April 2006 private placement, (2) the August 2005 private placement, and (3) the May 2005 private placement or to officers and directors of the Company pursuant to the Company's 1999 Deferred Compensation Plan.
6.
In the Comment Letter you suggest we identify the natural persons with the power to vote or to dispose of the securities offered for resale by the entity listed as the selling stockholder. We add a column to the "Selling Stockholders Table" entitled "Natural Persons with Power to Vote or Dispose of Offered Securities" which includes the suggested disclosure.
7.
In the Comment Letter you request we identify as an underwriter any selling stockholder who is a broker-dealer unless we can state that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. We have added no additional disclosure because only one stockholder identified itself as a broker-dealer, and it received the shares as compensation.

You also request we identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer unless we can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. We have added no additional disclosure because the stockholders that identified themselves as affiliated with a registered broker-dealer have represented that the shares were purchased in the ordinary course of business and at the time of purchase they had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

        In addition to faxing you a courtesy copy of this cover letter, the cover letter and amendment will be simultaneously filed on Edgar. To expedite your review, I will mail via overnight courier three copies of this cover letter and three marked copies of the amendment.

        Should you have any questions regarding the responses, please feel free to contact the undersigned directly at (303) 764-4132 or via e-mail at jatencio@bakerlaw.com.

Sincerely,

A. Jeremy Atencio

cc:
Thomas H. Ehrlich

Enclosure

PARAGRAPHS FROM JUNE 9, 2006 COMMENT LETTER

Proposal 1—General

1.
Please update your financial statements as indicated in Rule 3-01 of Regulation S-K, and in general update your disclosure throughout the document. For example, we note that you state on page 6 that your Kingsville Dome project is projected to begin production in April 2006.

Proposal 2—Calculation of Registration Fee Table

2.
Please revise this table to show that you are registering 31,134,408 shares of common stock, and add a footnote that provides the number of shares of common stock that are being carried over from the previously filed registration statements on Form SB-2.

Proposal 3—Incorporation of Certain Documents by Reference

3.
We note your incorporation by reference of subsequent filings made by the company. Since the Form S-1 does not provide for the incorporation of future filings by reference, please delete this language.

4.
We note your incorporation of certain previously filed documents by reference. Please provide an analysis to support your conclusion that you are eligible to incorporate these documents by reference. Refer to General Instruction VII to Form S-1. We may have further comment.

Proposal 4—Selling Stockholders

5.
Please describe the transactions in which each of the selling shareholders obtained the shares being registered for resale. We believe information regarding the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-K.

6.
In footnote to the table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entity listed as a selling shareholder. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone interpretations.

7.
Identify as an underwriter any selling stockholder who is a broker-dealer, unless you can state that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.